Filed Pursuant to Rule 433

Registration No. 333-218782

December 13, 2017

$30,000,000

5.00% Fixed-to-Floating Rate Subordinated Notes due December 31, 2027

Term Sheet

Issuer:	Independent Bank Group, Inc. (the “Company”)

Security:	5.00% Fixed-to-Floating Rate Subordinated Notes due December 31, 2027 (the “Notes”)

Aggregate Principal Amount:	$30,000,000

Rating:

Kroll Bond Rating Agency: BBB-

A rating is not a recommendation to buy, sell or hold securities. Ratings may be subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Trade Date:	December 14, 2017

Settlement Date (T+3):	December 19, 2017

Final Maturity (if not previously redeemed):	December 31, 2027

Coupon:	The Notes will bear interest (i) from and including the date of issuance, to, but excluding, December 31, 2022, at a fixed rate of 5.00% per year and (ii) from and including December 31, 2022 to, but excluding, the maturity date at a floating rate equal to three-month LIBOR, as determined on the interest determination date for each floating rate interest period by the calculation agent, provided that if the three-month LIBOR rate is less than zero, then the three-month LIBOR rate shall be deemed to be zero, plus, in each case, a spread of 283 basis points.

Issue Price to Investors:	100%

Interest Payment Dates:	From and including the date of issuance to, but excluding, December 31, 2022, interest on the Notes will be payable semiannually in arrears on June 30 and December 31 of each year, commencing on June 30, 2018. The interest payable on the Notes on June 30, 2018, will accrue from and including December 19, 2017. From and including December 31, 2022, interest on the Notes will be payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year commencing on March 31, 2023.

Day Count Convention:	30/360 to, but excluding, December 31, 2022, and, thereafter, a 360-day year and the number of days actually elapsed.

Optional Redemption:	The Company may, at its option, beginning December 31, 2022 and on any scheduled interest payment date thereafter, redeem the Notes, in whole or in part, at a redemption price equal to 100% of the principal amount of the Notes to be redeemed plus accrued and unpaid interest to, but excluding, the date of redemption (an “Optional Redemption”)

Special Event Redemption:

Other than in the case of an Optional Redemption, the Notes may not be redeemed, called or repurchased by the Company prior to maturity except that the Company may, at its option at any time, redeem the Notes prior to maturity, in whole, but not in part, if (i) a change or prospective change in law occurs that could prevent the Company from deducting interest payable on the Notes for U.S. federal income tax purposes, (ii) a subsequent event occurs that precludes the Notes from being recognized as Tier 2 capital for regulatory capital purposes, or (iii) the Company is required to register as an investment company under the Investment Company Act of 1940, as amended, in each case, at a redemption price equal to 100% of the principal amount of the Notes plus any accrued and unpaid interest through, but excluding, the redemption date. For more information, see “Description of the Notes — Optional Redemption and Redemption

Upon Special Events” in the preliminary prospectus supplement dated December 13, 2017.

Denominations:	$1,000 minimum denominations and $1,000 integral multiples thereof

Listing and Trading Markets:	The Company does not intend to list the Notes on any securities exchange or to have the Notes quoted on a quotation system. Currently there is no public market for the Notes and there can be no assurances that any public market for the Notes will develop.

Underwriters’ Discount:	1.50%

Proceeds to the Company (before expenses):	$29,550,000

CUSIP/ISIN:	45384B AB2 / US45384BAB27

Joint Book-Running Managers:	Piper Jaffray & Co. U.S. Bancorp Investments, Inc.

The Company has filed a shelf registration statement (File No. 333-218782) (including base prospectus) and a related preliminary prospectus supplement dated December 13, 2017 with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, and related applicable preliminary prospectus supplement and any other documents that the Company has filed with the SEC for more information about the Company and the offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, the underwriters or any dealer participating in the offering will arrange to send you the prospectus and the related preliminary prospectus supplement if you request it by calling Piper Jaffray & Co. at 612 303-6358 or U.S. Bancorp Investments, Inc. toll-free at 877 558-2607.